Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Earnings (loss):
Earnings (loss) before income taxes	$(388)	$(1,463)	$(754)	$(1,807)

Add: Total fixed charges (per below)	350	351	711	721

Less: Interest capitalized	10	8	20	13
Total earnings (loss) before income taxes	$(48)	$(1,120)	$(63)	$(1,099)

Fixed charges:
Interest	$132	$149	$280	$312

Portion of rental expense representative of the interest factor	213	197	421	402

Amortization of debt expense	5	5	10	7
Total fixed charges	$350	$351	$711	$721

Ratio of earnings to fixed charges	-	-	-	-
Coverage Deficiency	398	1,471	774	1,820

Note:As of June 30, 2009, American has guaranteed approximately $425 million of AMR’s unsecured debt and approximately $284 million of AMR Eagle’s secured debt.  The impact of these unconditional guarantees is not included in the above computation.